Caylent Executive Summary

Contact Information
Caylent, Inc.
500 7th Ave. Suite 17A
New York, NY 10018
949-677-2018
www.caylent.com
founders@caylent.com

Management Team
JP La Torre, CEO
Stefan Thorpe, CTO

Industry
Cloud Infrastructure Software

Company Resources
3 FTEs
Partnerships w/ AWS, Microsoft, Docker

Total External Capital Invested
$215K via Entrepreneurs Roundtable Accelerator, Friends & Family

Technology Stack
Laravel
Ruby on Rails
Python
Angular.JS
Backbone.JS
Ansible
Docker

Applications:
Web GUI
API
CLI (in progress)

Year Founded
2015

Type of Entity
Delaware C Corp

Business Description

Caylent is a DevOps automation platform for software development teams using containers, clouds, and microservices. By providing software-enabled companies with a proprietary and innovative turnkey DevOps platform, teams can effortlessly build, deploy, and manage their applications and workloads in the cloud. The company is run by serial technologists with deep domain expertise and has paying customers.

Management

The Caylent founding team combines decades of direct industry experience in this market with technical excellence.

JP La Torre, CEO, is a technology generalist with expertise in sales, cloud infrastructure, IT consulting, finance, and economics.

Stefan Thorpe, CTO, is a serial entrepreneur, DevOps engineer, Cloud Solutions Architect Professional (AWS), DevOps Certified Professional (AWS), software developer, and Cisco CCNA.

Product/Technology/Proprietary IP

Caylent's core technology is a state-of-the-art RESTful API that provides end-to-end DevOps orchestration through an events oriented architecture. This orchestration system allows applications and stacks to be automatically built, deployed, and managed in public clouds in a multi-tenant environment. Components of stacks and applications such as load balancers, servers, databases, and containers are modularized and made available to end users. All stack and application resources are managed by Caylent's backend and deployed directly into customers' own cloud accounts. Our web GUI and forthcoming command-line interface (CLI) feature a simple, easy onboarding process and 1-click deployments of new applications, cloud infrastructure, and a suite of 3rd party integrations including monitoring and logging. Continuous delivery and real-time feedback loops are our newest features. Upcoming features include automated container builds and automated containerization of legacy applications.

Problem and Market Size

Problem we solve is that automating DevOps is a complex, slow process requiring an army of experts and dozens of tools, scripts, and APIs which need to be painstakingly customized. There is no platform currently offering end-to-end DevOps automation.

The DevOps tools market is $2.3B and growing at over 21% annually. On a macro level this is fueled by huge momentum in the $38B 'public cloud IaaS hardware and infrastructure software' market which is projected to grow 38.4% in 2016. IaaS spending is projected to grow to $153B by 2022 according to multiple research firms.

Traction

Caylent launched its beta in June 2016 and now has over 200 users. Customers include financial technology, software, marketing, and development companies. Our sales pipeline continues to grow and includes a Fortune 500 communications company and one of the leading streaming video content providers.